EXEMPTION: Rule 12g 3-2(b)
FILE NO.: 82-34749

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Mexgold Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5


05006681

Item 2 Date of Material Change

February 16, 2005

Item 3 News Release

The press release attached as Schedule A was released over Canada NewsWire on 2/16/05

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Bradley H.Langille
Chief Executive Officer
Mexgold Resources Inc.
Tel: 902-468-0614

Item 9 Date of Report

February 16, 2005

MEXGOLD RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.mexgold.com
TSXV:MGR

Press Release 1-2005

February 16, 2005

Mexgold Resources Announces Discovery of New Bonanza Gold-Silver Zone and Reports Results from the First Round of Drilling at El Cubo Mine

CHANNEL SAMPLING FROM EXPLORATION DRIFTS ENCOUNTERS BONANZA GOLD-SILVER ZONE CONTAINING 38-METRES OF 70.9 GRAMS PER TONNE GOLD AND 505 GRAMS PER TONNE SILVER, FOR A GOLD-EQUIVALENT GRADE OF 78.7 GRAMS PER TONNE, OVER AVERAGE WIDTHS OF 4.3-METRES

Mexgold Resources Inc. (TSXV: MGR) is pleased to announce new exploration results from channel sampling and diamond drilling at the El Cubo Gold-Silver Mine in Guanajuato, Mexico. Channel sampling in a new area of exploration in the Mine has resulted in the discovery of a bonanza gold-silver zone. Sampling conducted along a length of 38-metres returned average grades of 70.9 grams per tonne gold and 505 grams per tonne silver, for a gold-equivalent grade of 78.7 grams per tonne, over average widths of 4.3-metres. These grades occurred within a 76-metre length with average grades of 45.1 grams per tonne gold and 311 grams per tonne silver, for a gold-equivalent grade of 49.9 grams per tonne, over average widths of 4.0-metres. Sampling was conducted along a total of approximately 275-metres of channel length. Other significant results included 54-metres of sampling returning average grades of 21.7 grams per tonne gold and 149 grams per tonne silver, for a gold-equivalent grade of 24.0 grams per tonne, over average widths of 0.8-metres. Sampling locations are shown in Figure 1, below:

Figure 1: Sampling Locations on the Villalpando-Poniente Vein


54m
21.7 g/t Gold / 149 g/t Silver /
24.0 g/t Gold-Equivalent (0.8m)
27m
23.8 g/t Gold / 153 g/t Silver /
26.2 g/t Gold-Equivalent (1.8m)
10m
2.44 g/t Gold / 61.8 g/t Silver /
3.39 g/t Gold-Equivalent (1.0m)
53m
8.91 g/t Gold / 63.5 g/t Silver /
9.89 g/t Gold-Equivalent (2.4m)
26m
4.46 g/t Gold / 43.3 g/t Silver /
5.13 g/t Gold-Equivalent (1.0m)
38m
70.9 g/t Gold / 505 g/t Silver /
78.7 g/t Gold-Equivalent (4.3m)
13m
7.92 g/t Gold / 99.9 g/t Silver /
9.45 g/t Gold-Equivalent (1.5m)
76m
45.1 g/t Gold / 311 g/t Silver /
49.9 g/t Gold-Equivalent (4.0m)
VILLALPANDO-PONIENTE VEIN
Map View
El Cubo Gold-Silver Mine
Sampling length in metres
Average Gold g/t / Silver g/t /
Gold-Equivalent g/t (average width in metres)
0
25
Scale (metres)

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of US $6.15

(Continued on Page 2)

Sampling was conducted by extending current mine workings into new areas of exploration. The newly discovered bonanza zone was encountered in the second level of the mine, 100-metres from surface. An outline of the zone, characterized by an area of alternation, is visible on surface. Subsequently, current exploration efforts in this area are focused on testing the area above level two, and up to surface, as well as along strike, to define the shape of the potential ore body, and determine the most effective mining method.

Brad Langille, President of Mexgold Resources, commented, "Historic operations at El Cubo are characterized by multiple large bonanza-style discoveries. Past operators would encounter one of these large, high-grade zones, and it would carry the mine for several years, with virtually no exploration. We are very excited about the similarities between this new discovery and historic bonanza discoveries at the Mine, and will now focus our efforts on defining the full size and shape of this potential ore body." Mexgold is also performing structural analysis and drilling to try to predict similar potential high grade zones elsewhere on the property. The combined El Cubo-Las Torres Mine property is known to contain three major ore types, (a) bonanza grade ore bodies, (b) large vein structures, such as La Loca, yielding above average gold and silver values, and (c) substantial bulk tonnage zones. Mexgold's objective is to identify and develop all three types of mineralization, and the Company has immediate mill capacity to process these.

Drilling on High-Grade La Loca Vein Returns Average Grades of 6.22 Grams per Tonne Gold and 321 Grams per Tonne Silver, for a Gold-Equivalent Grade of 11.2 Grams per Tonne, Over an Average Interval of 1.13-Metres

Mexgold Resources is also pleased to announce results from exploration drilling at El Cubo. These results are from the first round of drilling as part of a 60,000-metre exploration and development program launched in June of 2004. The focus of this round of drilling has been on testing extensions of known high-grade structures on the property where minimal or no past exploration work has been completed. The northwestern extension of the La Loca Vein represents one such area.

Drilling in the current program on the La Loca vein has returned 6 intersections in 4 holes with a weighted average of 1.13-metres grading 6.22 g/t gold and 321 g/t silver, 11.2 g/t gold-equivalent. Data indicates intersections are close to true thickness. Holes C-252 and C-263 intersected splays, which are believed to represent areas within the La Loca structure where the vein splits and then rejoins. (See Figure 2 on page 3 for location of drill holes on La Loca)

Table 1: La Loca Vein Drill Intercept Summary

Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent (g/t, 1:65)
C-252	199.00	199.90	0.90	12.80	1,245	32.0
	206.60	207.00	0.40	2.36	350	7.7
C-256	286.75	288.85	2.10	5.29	120	7.1
C-259	491.30	492.75	1.45	7.50	201	10.6
C-263	127.20	128.00	0.80	2.89	245	6.7
	217.15	218.3	1.15	4.81	158	7.2

Gold-equivalent values are based on 65 grams of gold = 1 gram of silver, calculated on a gold price of US $400 and silver price of US $6.15. The widths above are drill intercepts and not true widths. Additional assays are pending for hole C-263.

The La Loca Vein was historically mined in the 1800s and early 1900's. The vein has northerly strike extension of more than 2-kilometres strike beyond these historic workings on the El Cubo ground and continues northward on to the recently acquired Peñoles concessions.

(Continued on Page 3)

Figure 2: Long Section of La Loca Vein, Showing Location of Current Drilling


Rampa
Sta. Cecilia
C-255
intrusive
C-249
intrusive
C-254
intrusive
2,300 m
3.77/62/4.7(0.56m)
5.59/225/9.0(1.15m)
8.47/96/9.9(1.70m)
Prior drilling
5.11/52/5.9(2.70m)
36.42/258/40.4(1.10m)
C-251
intrusive
C-252
12.80/1245/32.0(0.90m)
2,200 m
Prior drilling
3.41/93/4.8(1.18m)
C-253
intrusive
Apolo Access
Level 315
C-256
5.29/120/7.1(2.10m)
C-263
4.81/158/7.2(1.15m)
Level 8 Access
Prior drilling
6.23/184/9.0(3.28m)
2,100 m
2,000 m
C-259
7.50/201/32.0(10.6m)
LA LOCA
Longitudinal Section
View to the North
El Cubo Gold-Silver Mine
Drill Hole Intercept
Gold g/t / Silver g/t / Gold-Equivalent g/t (thickness metres)
Ramp Access
Tunnel Development
from prior exploration work
0
100
200
Scale (metres)

(Continued on Page 4)

The La Loca is a northwest striking vein and part of the same structural system as the Villalpando structure, the most productive vein at El Cubo, and the Veta Madre, historically the most productive vein in the Guanajuato district (See Figure 2 below for location of La Loca Vein). Exploited Ore bodies hosted in the northwest structural system have ranged in size from high grade narrow veins to bulk tonnage ore bodies up to 40-metres in true width. The original Las Torres ore body, 2,375,000 tonnes grading 2.35 g/t gold and 353 g/t silver was one of these bulk tonnage types and was not discovered until 1967. Ore bodies in the Northwest structural systems occur between 1600- and 2350-metres in elevation, a known vertical extent of up to 750-metres, and are open at depth.

Figure 3: El Cubo Mine Area



La Loca Extension
Current La Loca Drilling Area
SAN NICOLAS
LA LOCA
VILLALPANDO
Grid lines on 1,000 metre spacing

Within the accessible historic workings the stoped areas of the vein have been observed to be in excess of 2-metres in places with the stopes being continuous in nature (See Figure 4 below).

Figure 4: Historic Workings in La Loca Vein



(Continued on Page 5)

The current La Loca drilling is immediately adjacent to the main Peregrina-Las Torres haulage way which was acquired in the Peñoles deal. Development of the La Loca vein can therefore proceed immediately with no significant capital expenditure for underground development in the main El Cubo mine area.

A low-grade halo, 29.2-metres thick, from 193.00- to 222.2-metres grading 1.42 g/t gold and 14 g/t silver, surrounds the main 1.15-metre intercept in C-263. This intersection demonstrates La Loca has the potential to develop wide bulk tonnage zones similar to Veta Madre and Villalpando. The Peñoles acquisition includes a functional and modern 2,200 tonne per day mill, which would be immediately available to process any bulk tonnage zone found.

The current data indicates the metal bearing horizon starts at approximately 2300-metres in elevation and is a minimum of 750-metres thick. To date 500-metres, out of a minimum of 2,500-metres of strike length, has been tested and the mineralization is open along both strike and at depth.

While the table on page 2 highlights the results of drilling on the La Loca vein, a total of 19 holes were drilled in this first round of drilling at the El Cubo-Las Torres Mine, further expanding the exploration of several vein structures on the combined El Cubo-Las Torres Mine properties and producing 15 intercepts above a 2.0 g/t cut off grade. The results from all holes reported are listed in the table below:

Table 2: El Cubo Gold-Silver Mine Drill Hole Intercept Summary

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent 65:1 (g/t)
Villalpando del Alto	**C-246**	52.00	53.50	1.50	0.50	181	3.3
Villalpando del Alto	**C-248**	541.70	542.60	0.90	2.62	964	17.5
La Loca	**C-252**	199.00	199.90	0.90	12.80	1245	32.0
La Loca	**C-252**	206.60	207.00	0.40	2.36	350	7.7
Villalpando del Alto	**C-252**	633.65	633.95	0.30	0.26	198	3.3
La Loca	**C-256**	286.75	288.85	2.10	5.29	120	7.1
Dolores	**C-257**	146.00	148.50	2.50	0.05	176	2.8
Villalpando del Alto	**C-257**	620.70	621.70	1.00	1.08	181	3.9
Villalpando del Alto	**C-257**	670.65	672.95	2.30	1.96	150	4.3
Villalpando	**C-257**	763.00	773.00	10.00	0.42	201	3.5
La Loca	**C-259**	491.30	492.75	1.45	7.50	201	10.6
San Nicolás	**C-260**	348.55	349.56	1.01	0.76	187	3.6
San Nicolás	**C-260**	435.30	436.50	1.20	0.30	127	2.3
La Loca	**C-263**	127.20	128.00	0.80	2.89	245	6.7
	C-263	217.15	220.80	3.65	2.55	68	3.6
	includes	217.15	218.30	1.15	4.81	158	7.2

Gold-equivalent values are based on 65 grams of gold = 1 gram of silver, calculated on a gold price of US $400 and silver price of US $6.15. The widths above are drill intercepts and not true widths. Holes C-245, 247, 249, 250, 251, 253-255 & 258 encountered low-grade. Additional assays are pending for holes C-260-263.

(Continued on Page 6)

Mexgold Resources Inc. is a Nova Scotia based junior mining company with properties in Mexico. The Company's website is www.mexgold.com. Shares of the Company trade on the TSX Venture Exchange under the symbol MGR. Mr. Jim McGlasson, CPG and P.Geo is the Qualified Person responsible for all technical data reported in this news release pursuant to National Instrument 43-101. Third party analytical work was performed by ALS Chemex of Vancouver, employing fire assay analysis techniques. For additional information please contact:

Bradley H. Langille
President
Mexgold Resources Inc.
902-468-0614

Jodi Eye
Investor Relations
Mexgold Resources Inc.
902-468-0614

CAUTIONARY STATEMENT

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements." All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Mexgold Resources, are forward-looking statements that involve that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially Mexgold's expectations are exploration risks detailed herein and from time to time in the filings made by Mexgold with securities regulators.

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